EXHIBIT 99.1

Xenova
  Xenova Group plc

Xenova Group plc, Form 20-F

United States Securities and Exchange Commission Form 20-F Annual Report for the year ended December 31, 2004
 Copies of the above document have been filed with the Securities and Exchange Commission (SEC)
and submitted to the UK Listing Authority. The document is available on the SEC website, the Xenova
Group plc website and shortly in hard copy at the UK Listing Authority's Document Viewing Facility,
which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London, E14 5HS

Tel No. +44 (0)20 7066 1000

For further information please contact
Veronica Cefis Sellar
Head of Corporate Communications
Xenova Group plc
+44 (0)1753 706600
www.xenova.com